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                           Exhibit 11
                   TREASURY INTERNATIONAL, INC.
              COMPUTATION OF EARNINGS/LOSS PER SHARE
                     AS AT JANUARY 31, 1996





AVERAGE NUMBER OF COMMON SHARES OUTSTANDING              12,223,690



NET INCOME (LOSS)                                      $   (516,656)



NET INCOME (LOSS) PER COMMON SHARE                     $      (0.04)




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